

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERKINS FUND MARKETING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 OLD POST ROAD
(No. and Street)

SOUTHPORT (City) CT (State) 06890 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GILMAN C. PERKINS (203) 418-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GILMAN C. PERKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERKINS FUND MARKETING, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

Rose E. Gargiulo
NOTARY PUBLIC
State of Connecticut
My Commission Expires 10/31/11



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERKINS FUND MARKETING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Members' of
Perkins Fund Marketing, LLC
Southport, CT

We have audited the accompanying statement of financial condition of Perkins Fund Marketing, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perkins Fund Marketing, LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
February 24, 2007

PERKINS FUND MARKETING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 1,137,178
Accounts receivable	2,586
Furniture and equipment at cost, less accumulated depreciation of $309,317	170,148
Total assets	$ 1,309,912

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued liabilties	$ 59,516
MEMBERS' EQUITY:	
Members' equity	1,250,396
Total liabilities and members' equity	$ 1,309,912

The accompanying notes are an integral part of these financial statements.

PERKINS FUND MARKETING, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Fee income	$ 13,586,406
Interest income	16,502
Other income	70,000
Total revenues	13,672,908
Expenses:	
Professional and registration fees	$ 200,013
Registered representative compensation	6,362,516
Occupancy costs	220,572
Employee salaries and benefits	757,597
Other operating expenses	824,238
Total expenses	$ 8,364,936
Net income	$ 5,307,972

The accompanying notes are an integral part of these financial statements.

PERKINS FUND MARKETING, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2006

Members' equity at beginning of year	$ 201,134
Net income	5,307,972
Members' distributions	(4,258,710)
Members' equity at end of year	$ 1,250,396

The accompanying notes are an integral part of these financial statements.

PERKINS FUND MARKETING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income		$ 5,307,972
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 41,676	
Decrease in deposits	9,380	
Increase in accounts receivable	(2,586)	
Increase in accrued liabilities	20,228	
Total adjustments		68,698
Net cash provided by operating activities		5,376,670
Cash flows from investing activities:		
Purchase of furniture and equipment		(17,028)
Cash flows from financing activities:		
Distributions to members'		(4,258,710)
Net increase in cash		1,100,932
Cash at beginning of year		36,246
Cash at end of year		$ 1,137,178

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

PERKINS FUND MARKETING, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in Delaware in May 1999. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The company acts principally as an agent in the sale of private hedge funds.

Organizational Structure

The Company is organized as a Limited Liability Corporation. Under this form of organization, the members are not liable for the debts of Perkins Fund Marketing, LLC. The Company shall be dissolved on December 31, 2027, unless the term shall be extended by an amendment of the Operating Agreement and the Certificate of Formation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. The Company's policy is to recognize these costs when actually paid.

Property and Equipment

Property and equipment are stated at cost. Depreciation on equipment is calculated based on the accelerated depreciation method over the estimated useful lives of the assets. Depreciation expense for 2006 was $41,676.

PERKINS FUND MARKETING, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

NOTE 2- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $1,077,662 at December 31, 2006, which exceed required net capital of $5,000 by $1,072,662. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 5.5 %.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company reimburses PFM Administrative Services, LLC for certain expenses paid by the related party. The total of these expenses was $85,000 in 2006. There was nothing due at 12/31/06 for such expenses.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company leases its office space from the member under an operating lease. The lease requires monthly payments of $8,576 during the initial five-year term, with the option to extend the term for another five-year period if both parties agree. The Company made lease payments of $161,626 to the member during the year ended December 31, 2006. The company also leases an automobile for the member under an operating lease.

At December 31, 2006, the minimum lease payments under the terms of all lease agreements were as follows:

Year ending December 31,	
2007	$ 112,595
2008	112,595
2009	75,871
	$ 301,061

PERKINS FUND MARKETING, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2006

PERKINS FUND MARKETING, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Total ownership equity from statement of financial condition	$ 1,250,396
Total nonallowable assets from statement of financial condition	(172,734)
Net capital before haircuts on securities positions	1,077,662
Haircuts on securities	-
Net capital	$ 1,077,662
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 59,516
Total aggregate indebtedness	$ 59,516
Percentage of aggregate indebtedness to net capital	5.5%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 3,968
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 1,072,662
Excess net capital at 1000%	$ 1,071,710

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

PERKINS FUND MARKETING, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control

Members' of
Perkins Fund Marketing, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Perkins Fund Marketing, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Perkins Fund Marketing, LLC for the year ended December 31, 2006 and this report does not affect our report thereon dated February 24, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
February 24, 2007

END